Briefing Paper

BHP Strategic Framework & Performance Measures

February 2000

Paul Anderson, Managing Director and Chief Executive Officer of BHP Co Ltd, provided a presentation to the Securities Institute of Australia, in Melbourne on 28 February 2000.

The full text of the presentation can be found at BHP's Internet site www.bhp.com.au.

This briefing paper provides an overview of the BHP strategic framework and specific performance targets.

The BHP strategy entails competing in the Minerals, Petroleum and Steel businesses in a more focussed and differentiated matter. Minerals will be a global diversified "mega" business. Petroleum will be an upstream oil and gas business with activities focussed in three business niches. Steel will be a regional business focussed on flat and coated steel products. BHP Services will source global scale service-based solutions for BHP's businesses.

BHP Corporate Strategy

- To create shareholder value through the discovery, development, and conversion of natural resources

Minerals

- Best multi-commodity global mining company founded on world class ore bodies which delivers superior returns to shareholders, based on:
  - A core collection of Tier 1 mines in multiple minerals and countries
  - Operating excellence
  - Efficient and effective discovery
  - Acquisitions and divestures
  - "Fast followers" in technology
  - Marketing excellence
  - Managing risk
  - Organisational alignment and effectiveness
- Mega Business

Petroleum

- Upstream oil and gas company with activities focussed in three complementary business niches:
  - Deepwater exploration
  - Gas commercialisation
  - Desert strategy (opportunity capture North Africa and Middle East)
- Combine the asset quality of the majors and supermajors with the responsiveness, commercial acumen and technical innovation of a specialist.

Steel

- Steel business focussed in the Australian and Asian flat products markets with a very low cost steel making position
- A converter of BHP's natural resources
- Consistent cash generation to fund BHP's future
- A source of industry knowledge.

Services

- Sourcing global scale service-based solutions for BHP businesses:
  - Greater emphasis on alliances and joint venturing
- Key catalyst in implementing shared business services, global procurement and best of breed service solutions

Provided overleaf is a summarised version of BHP's strategic framework and performance measures. Further details on the Minerals, Petroleum, Steel and Services strategic direction will become available during the year.

BHP Strategic Framework and Performance Measures

Business Definition: Global natural resources company with a steel component

Value Objectives: Superior Shareholder Value Creation measured in terms of EPS accretion, free cash flow generation and Total Shareholder Return

Corporate/Portfolio Performance Measures:

- Return on Assets - Achieve at least an average 12% return on capital for the 5 years to June 2004
- Generate net positive free cash flow before dividends and funding every year.

	New Business Models & Culture Aligned with Charter	*Deliver Operational Excellence*
Description	Implementation of new business models (portfolio model, shared services) to support achievement of value objectives. Implementation of a cultural change process designed to achieve organisational alignment with shareholder value delivery objectives. Enhancement of organisational capabilities (management, commercial and leadership development)	New business model based around a portfolio management concept and a large component of shared services amongst the business units. Margin improvements, cost reduction, project delivery on time and within budget, safety and environmental standards.
Main Components & Indicative Programme Elements	Portfolio management model, whereby operational assets report to, and have performance contracts with, the Minerals, Petroleum and Steel portfolio leadership teams. Portfolio leadership teams supported by expert advisory services and all transactional shared services provided by Services. People strategy model to facilitate achievement of Charter and strategy via: • Attracting and retaining best talent available globally. • Changed employment arrangements, based on marketability and relevance of competencies. • Incentive based remuneration arrangements, linked to value objectives; greater "at risk" compensation. A series of initiatives are being pursued within BHP. Significant, current examples are: • Minerals reorganisation • Re-configuration of BHP Services (eg. outsourcing of IT) • Implementation of shared services model.	Continued focus on productivity improvements and cost reductions in main areas of business, vis: • Western Australian Iron Ore - Project Phoenix and enhancements to workplace practices (manning flexibility, equipment productivity). • Queensland Coal - cost and productivity improvements, technological applications (eg Punch Longwall developments - Goonyella Riverside) • Petroleum - focus on internationally competitive finding and development costs; operational improvements on key assets (eg. Liverpool Bay) • Steel - business improvements and margin optimisation approach for flat products and coated steel. • Services - shared services implementation; IT outsourcing; best of breed sourcing models. • Corporate - continued focus on reduction of overhead (G&A) costs.
Performance Measures	Internal performance measures are associated with the above programme elements.	Over the five years (to June 2004), decrease operating costs (in real terms) for existing businesses at the rate of 2% per annum.

Value Proposition: Creation of shareholder value through the discovery, development and conversion of natural resources, based on:

- World class portfolio of existing assets
- Significant near term brownfield expansion opportunities
- Scale and capacity to capture new growth opportunities globally
- New management team focussed on delivering shareholder value through organisational, operational and financial excellence
- A commitment to operating within a value set defined by the Charter
- A commitment to return funds to shareholders when better alternatives do not exist.

Portfolio Management	*Deliver Significant Value Creating Growth*	*Financial Management*
Portfolio optimisation involving strategic and commercial approaches to extracting maximum value through the business cycle; determination of which businesses/commodities BHP is in. A greater sophistication through Portfolio Management in extracting value compared to the traditional discover, develop, dig and decommission model. Strong level of commercial discipline at the business level and broader portfolio management level.	Deliver on current projects. Expedite value from key projects. Capture and implement material growth opportunities aligned to strategic model. Manage acquisitions to capture value. BHP has an excellent portfolio of world class production assets with significant brownfields and greenfields opportunities, some of which are listed below.	Reduce level of corporate debt. Lengthening the maturity profile to better match the lifespan of BHP's assets. Reduce reliance on bank debt.
Active approach to management of BHP portfolio, including: • Portfolio upgrading / divestment of assets • Active consideration of ownership, joint venture and financing arrangements for assets. • Monetising future cash flow of assets	Brownfield Opportunities: Minerals • Escondida Phase IV • Escondida Norte Bio-Leach • Tintaya Oxide • Queensland coal • Western Australia Iron Ore • Diamonds expansion Petroleum • North West Shelf expansion • Bass Strait gas commercialisation • Griffin infill and nearfield exploration tie-in potential Greenfield Opportunities: Minerals • Gag Island nickel Petroleum • Typhoon - Gulf of Mexico • Atwater foldbelt - Gulf of Mexico • Zamzama gas - Pakistan • Algeria oil / liquids	Financial management is a key component of implementing other elements of BHP's value creation strategies. • Debt Management • Project & structured finance • Equity management • Reduction of capital intensity • Sustained improvement in working capital.
Generate net operating cash flow of in excess of $11 billion over the next three years (by June 2002). $4 billion in divestments by June 2001.	Invest approximately $12bn in maintenance capital, value-added growth projects, exploration and investment expenditures (before acquisitions) by June 2004. All investment decisions subject to meeting and exceeding minimum performance criteria. A commitment to return funds to shareholders when better value alternatives do not exist.	Improve EBITDA to interest coverage ratio such that the ratio exceeds 6.0x in the low point of the business cycle and averages at least 8.0x over the cycle (this implies a gearing band of 40%-45%). Extend average debt duration to greater than six years Reduce reliance on bank funding and credit support to <35% by the end of FY2003.

Performance Measures

BHP has established a series of financial performance measurements to assist the financial community in assessing the company's performance on the delivery of its strategy.

BHP will report its performance against these performance measures on an annual basis, using the definitions described below. (All figures in this paper are in Australian currencies, unless otherwise stated)

The performance measures have been developed using the following average price assumptions over a five-year period:

Oil (WTI)	US$19.90/bbl
Copper	US$0.89/lb
AUD/USD exchange rate	69 cents

Oil and copper prices, and movement in currencies, have the most significant impact on BHP earnings. The average oil price oil assumption is based on the forward curve, reverting to a longer term median. BHP will report against these targets both on a realised and normalised price (using the above) basis.

Portfolio Performance Measures

Return on Capital

Performance Measure

Average 12% return on capital for the 5 years to June 2004.

Definition

Return on capital equals (per statutory profit and loss statement and balance sheet):
Operating profit after income tax before abnormal items
plus net unallocated interest (after tax)
divided by
Average capital employed
where capital employed equals
total shareholders equity
plus current and non-current borrowings (long term loans, redeemable preference shares and non recourse finance) as reported on BHP's balance sheet.

Three Year Historical Data

Fiscal year	1997	1998	1999
Return on capital (%)	7.4	6.6	3.5

Free Cash Flow

Performance Measure

Generate net positive free cash flow before dividends and funding every year.

Three Year Historical Data

Fiscal year	1997	1998	1999
Net cash flows ($m)	(352)	2,036	2,321

Definition

Net cash flows equals (per statutory statement of cash flows):

Net operating cash flows

less *Net investing cash flows*

Deliver Operational Excellence

Operating Costs

Performance Measure

Over the 5 years (to June 2004), decrease operating costs (in real terms) for existing businesses at the rate of 2% per annum. This equates to cost savings pre-tax of approximately $300 million per annum, or total savings of approximately $1.5 billion over the period.

Performance against this measure will be reported in BHP's profit releases.

Portfolio Management

Operating cash flows

Performance Measure

Generate operating cash flows in excess of $11 billion over three years (to June 2002).

Three Year Historical Data

Fiscal year	1997	1998	1999
Net operating cash flows ($m)	3,996	3,559	3,585

Definition

Operating cash flows equals (per statutory statement of cash flows):

Net operating cash flows

Portfolio Management

Asset Sales

Performance Measure

$4 billion in asset sales for the three years to June 2001.

Three Year Historical Data

Fiscal year	1997	1998	1999
Asset sales ($m)	666	3,002	2,230

Definition

Asset sales equals (per notes to financial statements):

Proceeds from sales on non-current assets

The $4 billion of divestments includes the sale of non-core Steel assets and is in addition to the $11 billion of operational cash flows detailed above.

Deliver Significant Value Creating Growth

Performance Measure

Invest at least $12 billion in maintenance capital, value adding growth projects, exploration and investment expenditures (before acquisitions) by June 2004. [This measure is provided primarily for informational purposes, and reflects the growth potential within the BHP portfolio of brownfield and greenfield opportunities. The commitment of this level of investment capital will be dependent on the robustness of projects. Funds not deployed will be used to pay down debt or will be returned to shareholders].

Three Year Historical Data

Fiscal year	1997	1998	1999
Investing outflows ($m)	4,954	4,649	3,463

(The above data includes some acquisition related expenditure)

Definition

Investing expenditure equals (per statutory statement of cash flows):

Investing outflows

This item includes value added growth, maintenance capital expenditure, exploration expenditure and investments.

Future reporting of capital expenditure will include a separate identification of acquisition expenditure, where appropriate and not prevented confidentiality considerations.

Financial Management

Interest Cover

Performance Measure

Improve EBITDA to interest coverage ratio such that the ratio exceeds 6 times in the low point of the business cycle and averages at least 8 times over the cycle. This implies a gearing band of 40% to 45%.

Three Year Historical Data

Fiscal year	1997	1998	1999
EBITDA interest coverage (times)	6.4	5.2	4.2

Definition

EBITDA (earnings before interest, tax, depreciation and amortisation) interest coverage ratio equals (per statutory profit and loss statement):

	Operating profit before abnormal items and income tax
plus	*Borrowing costs*
plus	*Depreciation and amortisation*
divided by	
	Total borrowing costs (per notes to financial statements)

Debt Duration

Performance Measure

Extend debt duration to greater than six years and reduce reliance on long-term bank funding and credit support to less than 35% of liability funding by the end of FY2003.

Definition

Debt duration equals the average maturity length of BHP's debt.

Bank funding equals the percentage of BHP's total debt portfolio that is sourced from banks.

Reporting on this performance measure will be in addition to information provided in BHP's statutory financial reports.

Prepared by BHP Investor Relations

Contact details
For clarification contact:

Investor Relations

Dr Robert Porter (Melbourne)
Vice President Investor Relations
Ph: (61 3) 9609 3540 Fax: (61 3) 9609 3006
Email: Porter.Robert.R@bhp.com.au

Mr Andrew Nairn (Melbourne)
Senior Business Analyst
Ph: (61 3) 9609 3952 Fax: (61 3) 9609 3946
Email: Nairn.Andrew.AW@bhp.com.au

Mr Pierre Hirsch (San Francisco)
Manager, Investor Relations
Ph: 1 (415) 774 2030 Fax: 1 (415) 774 2530
Email: Hirsch.Pierre.PL@bhp.com.au